Exhibit (a)(45)

[Letterhead of National Interstate Corporation]

March 7, 2014

Important Information Relating to the National Interstate Savings and Profit Sharing Plan (the “Plan”)

All Plan participants please note that you will not be able to make transfers between your funds or receive loans or distributions between Friday March 14, 2014 and Tuesday March 18, 2014.

Those participants who have current allocations in the National Interstate Company Stock Fund please be aware that:

If you make a valid election to participate in the Great American Insurance Company tender offer with respect to shares of common stock of National Interstate Corporation held in your Company Stock Fund account, the tender offer proceeds will be invested in the applicable Target Date Fund under the Plan based on your date of birth. You may leave the proceeds invested in the Target Date Fund or, beginning on Wednesday March 19, 2014, you may transfer the proceeds to the other funds.

At this time, the Company Stock Fund will remain an investment option under the Plan after the date of expiration of the tender offer. If you do not want future contributions invested in the Company Stock Fund, you must change your future investment elections. Any investment election changes for the March 15, 2014 payroll contribution must be made by Thursday March 13, 2014.

To access information about your Plan account, log on to www.massmutual.com/retirementaccess or call Mass Mutual at 1-800-854-0647. As always, questions regarding your investments in the Plan can be directed to the Plan’s financial advisor, UBS at 1-866-748-6248.

Important Information

This communication does not constitute an offer to buy or the solicitation of an offer to sell any securities. In response to the tender offer commenced by GAIC, the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with the SEC. Investors and shareholders are urged to read the Company’s Solicitation/Recommendation Statement, as amended, and other documents filed with the SEC in their entirety as they contain important information related to the GAIC tender offer. Investors and shareholders may obtain free copies of the Solicitation/Recommendation Statement, as amended, and other documents (when they become available), as well as any other public filings made from time to time by the Company and in connection with GAIC’s tender offer, free of charge, at the SEC’s website at www.sec.gov and from the Company by directing a request to National Interstate Corporation at the contact information listed below.